UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

Unit 304-3, No. 19, Wanghai Road, Siming District

Xiamen, Fujian, People’s Republic of China, 361000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On January 26, 2026, Meiwu Technology Company Limited (the “Company”) entered into a certain securities purchase agreement (the “Primary Offering SPA”), with certain investors for a best-efforts offering (the “Primary Offering”) of 38,000,000 ordinary shares (the “Primary Offering Shares”) of the Company, no par value each (the “Ordinary Shares”), at an offering price of $0.80 per share.

The Primary Offering was closed on January 29, 2026, upon satisfaction of all closing conditions as set forth in the Primary Offering SPA. The Primary Offering Shares were sold pursuant to a registration statement on Form F-1, as amended (File No. 333-291618, the “Registration Statement”), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 18, 2025, which was declared effective by the Commission on January 22, 2026. A final prospectus dated January 27, 2026 relating to this Primary Offering was filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

The Company received net proceeds of $30,224,051  from the Primary Offering. The Company currently intends to use the net proceeds from the Offering for the further development of its functional skincare business and the purchase of bitcoins as part of our treasury asset allocation, as disclosed in the Registration Statement.

In addition, as previously disclosed, the Company sold 12,000,000 Ordinary Shares (the “Resale Shares”) to Mr. Changbin Xia, the chairman of the board of directors of the Company, at an offering price of $0.80 per share, pursuant to a certain securities purchase agreement dated September 5, 2025 (the “Private SPA”). The resale and the offering of the Resale Shares were also registered in the Registration Statement. The Company will not receive any proceeds from the sale of such Resale Shares by Mr. Xia.

Concurrently with the Company’s execution of the Primary Offering SPA, Mr. Xia entered into a certain lock-up agreement (the “Lock-Up Agreement”) pursuant to which, Mr. Xia agreed not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer (excluding intra-family transfers, transfers to a trust for estate planning purposes or to beneficiaries of officers, directors and shareholders upon their death), or otherwise dispose of or enter into any transaction which may result in the disposition of any Ordinary Shares or securities convertible into, exchangeable or exercisable for any Ordinary Shares, without the prior written consent of the Company, for a period of one hundred and eighty (180) days following the date of the Lock-Up Agreement (the “Lock-Up Period”).

Copies of each of the Primary Offering SPA, the Private SPA, and the Lock-Up Agreement are attached hereto as Exhibits 10.1, 10.2, 10.3, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Primary Offering SPA, the Private SPA, and the Lock-Up Agreement are subject to and qualified in their entirety by each such document.

Exhibits

Exhibit No.	Description
10.1	The Form of the Primary Offering SPA
10.2	The Private SPA
10.3	The Lock-Up Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Company Limited

By:	/s/ Zhichao Yang
Zhichao Yang
Chief Executive Officer

Date: January 30, 2026